Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended March 31, 2015 and Declares Quarterly Cash Distribution

Monaco, April 30, 2015, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended March 31, 2015.

Highlights

•	Quarterly cash distribution of $0.4345 per unit for the first quarter of 2015, equivalent to $1.738 per unit on annual basis.
•	EBITDA(1) of $23.67 million and Adjusted EBITDA(1) of $23.60 million for the first quarter of 2015.
•	Distributable cash flow (1) of $14.19 million, an increase of 9% from the fourth quarter of 2014.
•	Vessels eligible for future dropdowns at GasLog Ltd. (“GasLog”) increased to 12 as of March 31, 2015, and to 15, with a potential of up to 21, as of April 21, 2015.

(1) EBITDA, Adjusted EBITDA and Distributable cash flow are non-GAAP financial measures. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), please refer to Exhibit II at the end of this press release.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, stated: “I am pleased to report another quarter of strong financial and operating results for GasLog Partners, including the highest quarterly distributable cash flow result since our initial public offering (“IPO”). These results illustrate the limited impact of lower commodity prices on the Partnership’s stable cash flows, which are generated from long-term contracts.

The pipeline of dropdown vessels at GasLog increased in the quarter to 12 ships following the closing of GasLog’s acquisition of two LNG carriers from BG Group plc (“BG Group”). In addition, on April 21, 2015, the announcement by GasLog and the Partnership for up to nine newbuildings on long-term charters to a subsidiary of BG Group further increased our dropdown pipeline to 15 vessels, with a potential of up to 21 vessels. These ships have an average charter duration of ten years and are therefore attractive future dropdown candidates for GasLog Partners. With this visible growth pipeline and our strong financial platform, we remain confident in our 10% to 15% compound annual growth in distribution per LP unit from initial distribution for the next several years.”

Cash Distribution

On April 29, 2015, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.4345 per unit for the quarter ended March 31, 2015. The cash distribution is payable on May 14, 2015, to all unitholders of record as of May 11, 2015. The aggregate amount of the declared distribution will be $10.72 million.

Increase in Vessels Eligible for Dropdown

On March 31, 2015, GasLog completed the acquisition of two LNG carriers from a subsidiary of BG Group. The vessels, the Methane Becki Anne and the Methane Julia Louise, are chartered to Methane Services Limited, a subsidiary of BG Group, (“MSL”) for periods of nine and eleven years, respectively, with further options for the charterer to extend the term of the time charter for each vessel by either three or five years. GasLog Partners and GasLog have agreed that GasLog Partners will have the option, exercisable at any time within 36 months after March 31, 2015, to purchase these vessels at their fair market value, as determined under the omnibus agreement under the same terms that apply to the 10 other vessels over which GasLog Partners holds options granted by GasLog. Following this acquisition by GasLog, our pipeline of assets eligible for future dropdowns increased to 12 vessels.

On April 21, 2015, GasLog and GasLog Partners announced the agreement to charter to MSL three firm vessels and an option for MSL to elect, within 2015 to charter an additional six newbuildings. The details of that transaction are set out in the Press Release dated April 21, 2015, which was attached as an exhibit to our report on Form 6-K/A furnished to the SEC on April 24, 2015. The immediate addition of three firm charters brings our total current dropdown pipeline to 15 LNG carriers, with a potential of up to 21 vessels.

Financial Summary: Three-month periods ended March 31, 2015 and 2014(1)

Our fleet currently consists of five LNG carriers, including three vessels with modern tri-fuel diesel electric propulsion technology (“TDFE”) and two steam-powered vessels (“Steam”) that operate under long-term charters with MSL. Three of our LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, were delivered and immediately commenced their time charters with MSL in January, March and May 2013, respectively. In addition, the Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters with MSL upon their acquisition by GasLog on April 10, 2014. During the three-month period ended March 31, 2015, we had an average of five vessels having 450 operating days compared to an average of three vessels having 270 operating days during the three-month period ended March 31, 2014. Our fleet utilization was 100% in both periods.

	For the three months ended
(All amounts expressed in thousands of U.S. dollars)	March 31, 2014	March 31, 2015
Revenue	$20,743	$32,578
Profit	$7,791	$12,897
Adjusted Profit(2)	$7,923	$12,827
EBITDA(2)	$16,214	$23,669
Adjusted EBITDA(2)	$16,278	$23,599
Distributable cash flow(2)	n/a	$14,187
Cash distributions declared(3)	n/a	$10,717

(1) Our results and summary financial data are derived from the unaudited condensed combined and consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The presentation assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO and the transfer of the two vessels from GasLog to the Partnership in September 2014 were each accounted for as a reorganization of entities under common control. The combined and consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog. All significant intra-group transactions and balances are eliminated.

(2) EBITDA, Adjusted EBITDA, Adjusted Profit and Distributable cash flow are non-GAAP financial measures. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(3) For the reconciliation of Cash distributions declared to Distributable cash flow, please refer to Exhibit II at the end of this press release.

Revenues for the quarter ended March 31, 2015 were $32.58 million, a 57.09% increase compared with $20.74 million for the quarter ended March 31, 2014.

Vessel operating costs for the quarter ended March 31, 2015 were $6.92 million, a 75.63% increase compared with $3.94 million for the quarter ended March 31, 2014.

Depreciation for the quarter ended March 31, 2015 was $6.83 million, a 72.47% increase compared with $3.96 million for the quarter ended March 31, 2014.

The increases in revenues, vessel operating costs and depreciation are mainly attributable to the increased average number of vessels and operating days resulting from the acquisition of the Methane Rita Andrea and the Methane Jane Elizabeth in April 2014.

General and administrative expenses were $1.99 million for the quarter ended March 31, 2015 compared with $0.59 million for the quarter ended March 31, 2014. The increase of $1.40 million resulted mainly from an increase in charges for services under the administrative services agreement with GasLog, which went into effect on May 12, 2014, the closing date of our IPO, an increase in legal and professional expenses related to the requirements of being a public company, an increase in board of directors’ fees and an increase in other expenses.

Financial costs were $3.95 million for the quarter ended March 31, 2015, a 2.60% increase compared with $3.85 million for the quarter ended March 31, 2014. The increase of $0.10 million resulted mainly from the higher weighted average outstanding debt and was partially offset by the decrease in realized loss on cash flow hedges due to the termination of our interest rate swaps in 2014 and a reduction in the amortization of loan fees. An analysis of financial costs is as follows:

	For the three months ended
(All amounts expressed in thousands of U.S. dollars)	March 31, 2014	March 31, 2015
Financial costs
Amortization of deferred loan issuance costs	$528	$377
Interest expense on loans	2,702	3,548
Realized loss on cash flow hedges	573	—
Other financial costs	44	25
Total financial costs	$3,847	$3,950

In the three months ended March 31, 2015, there were no outstanding interest rate swaps, which were terminated in 2014, in connection with the refinancing of GasLog Partners’ outstanding debt. The loss on interest rate swaps was $0.62 million for the quarter ended March 31, 2014. An analysis of loss on interest rate swaps is as follows:

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	For the three months ended
(All amounts expressed in thousands of U.S. dollars)	March 31, 2014	March 31, 2015
Loss on interest rate swaps
Realized loss on interest rate swaps held for trading	$550	$—
Unrealized gain on interest rate swaps held for trading	(124)	—
Recycled loss of cash flow hedges reclassified to profit or loss	192	—
Total loss on interest rate swaps	$618	$—

Profit was $12.90 million for the quarter ended March 31, 2015, a 65.60% increase compared with $7.79 million for the quarter ended March 31, 2014. The increase in profit was mainly attributable to the increase in operating days partially offset by the increase in general and administrative expenses.

Adjusted Profit for the period was $12.83 million for the quarter ended March 31, 2015, a 61.99% increase compared with $7.92 million for the quarter ended March 31, 2014.

EBITDA was $23.67 million for the quarter ended March 31, 2015, a 46.02% increase compared with $16.21 million for the quarter ended March 31, 2014.

Adjusted EBITDA was $23.60 million for the quarter ended March 31, 2015, a 44.96% increase compared with $16.28 million for the quarter ended March 31, 2014.

Fleet

Our fleet currently consists of the following vessels:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Propulsion	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	BG Group	TFDE	May 2018(4)	2021–2026 (2)
GasLog Santiago	2013	155,000	BG Group	TFDE	July 2018(4)	2021–2026 (2)
GasLog Sydney	2013	155,000	BG Group	TFDE	September 2018(4)	2021–2026 (2)
Methane Rita Andrea	2006	145,000	BG Group	Steam	April 2020	2023–2025 (3)
Methane Jane Elizabeth	2006	145,000	BG Group	Steam	October 2019	2022–2024 (3)

(1)	Vessels are chartered to Methane Services Limited, a subsidiary of BG Group.

(2)	The charters may be extended for up to two extension periods of three or four years at the option of the charterer, and each charter requires that the charterer provides us with 90 days’ notice before the charter expiration of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)	Charter expiration was amended based on the agreement signed with MSL on April 21, 2015. With respect to the GasLog Sydney, whose charter was shortened by 8 months under such agreement, if MSL does not exercise the charter extension options referenced above, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening. If MSL exercises the options to charter six additional vessels, the three charters of the GasLog Shanghai, GasLog Santiago and GasLog Sydney would be further adjusted by a potential shortening of a maximum 31 months in total. If MSL does not exercise the charter extension options referenced above for these three vessels, and GasLog Partners does not enter into a third-party charter for the GasLog Shanghai, GasLog Santiago or GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat arrangement. However, if they are unable to agree on such bareboat arrangement, GasLog will enter into a time charter with GasLog Partners on equivalent terms to the existing MSL time charters for any period of charter shortening.

We also have options and other certain acquisition rights under which we may acquire additional LNG carriers from GasLog. This currently includes options to purchase up to 12 LNG carriers from GasLog within 36 months after each such vessel’s acceptance by its charterer (or, in the case of certain vessels, 36 months after the closing of the IPO), in each case at fair market value as determined pursuant to the omnibus agreement.

We also have a right of first offer from GasLog to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that GasLog owns or acquires (the “Five Year Vessels”) either at their acquisition cost plus certain break up costs (in the case of a newly acquired Five Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five Year Vessel). The three newbuildings to be chartered under the agreement signed with BG Group on April 21, 2015, as well as the additional six newbuildings which may be chartered at BG Group’s election, will each qualify as a Five Year Vessel upon commencement of its charter, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five Year Vessel.

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We believe that such options and acquisition rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

Liquidity and Financing

As of March 31, 2015, we had $42.56 million of cash and cash equivalents, of which $3.05 million was held in time deposits. In addition, as of March 31, 2015, we had $4.0 million held in time deposits with an initial duration of more than three months, but less than a year, that have been classified as short-term investments.

As of March 31, 2015, we had an aggregate of $474.38 million of indebtedness outstanding under our credit facilities, including $30.0 million outstanding under the Partnership’s revolving credit facility with GasLog, of which $22.50 million is repayable within one year.

We believe our current resources are sufficient to meet our working capital requirements for our current business.

Depending on market condition, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect to economically hedge a majority of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

LNG Market Update

We continue to believe the medium- to long-term outlook for LNG shipping demand is positive, despite the decline in prices and spot charter rates over the last six months. There are a number of new projects in progress that have firm off-take agreements, secured financing or are under construction, and we expect a number of these to come online in 2015, which will materially increase global LNG production capacity. The projects that have reached final investment decision (“FID”) stage, but are yet to start production, represent over 120 million tons per annum (“mtpa”) of new LNG capacity, and we currently expect that these facilities will come online even if the current low commodity price environment continues. By the end of 2019, we forecast that the number of ships needed for LNG production from new and existing terminals will be greater than the current global on-the-water fleet and orderbook.

Recently, there have been several encouraging LNG project developments which highlights the viability of many LNG projects in the current market conditions. Cameron LNG announced initiation of a Federal Energy Regulatory Commission pre-filing review for the planned expansion of its existing facility from 15mtpa to 25 mtpa. Freeport LNG announced the financing and construction of its third LNG train with a capacity of 5 mtpa. Chevron announced a sale and purchase agreement with SK LNG Trading for 4.15 million tons of LNG over a five-year period commencing in 2017 from its Gorgon project, which has a capacity of 16 mtpa. Additionally, in the United States and Australia, several projects are scheduled to complete construction and commence LNG production later this year. Sabine Pass Trains (capacity 18 mtpa), Gorgon (capacity 15.6 mtpa), Gladstone (capacity 7.8 mtpa) and Australia Pacific (capacity 9 mtpa) are all projected to come online in 2015.

We remain positive on the medium- to long-term demand for LNG carriers. We believe GasLog Partners is well positioned to grow during this time through our ability to acquire assets from GasLog and third parties.

Royal Dutch Shell plc (“Royal Dutch Shell”) Planned Acquisition of BG Group

On April 8, 2015, Royal Dutch Shell and BG Group agreed that, subject to the satisfaction of certain conditions, Royal Dutch Shell would acquire the entire issued and to be issued share capital of BG Group. MSL is currently our only charterer and is a subsidiary of BG Group. In addition to its charters with MSL, GasLog has existing charters with Royal Dutch Shell. From a contractual perspective, our charters will continue unaffected, should such acquisition take place.

Conference Call

GasLog Partners will host a conference call to discuss its results for the first quarter 2015 at 8:30 a.m. EDT (1:30 p.m. London Time) on Thursday, April 30, 2015. Andrew Orekar, Chief Executive Officer, and Simon Crowe, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 646 254 3360 (USA)

+44(0)20 3427 1910 (United Kingdom)

+33(0)1 76 77 22 24 (France)

Passcode: 5972182

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 12:30 p.m. EDT (5:30 p.m. London Time) on Thursday, April 30, 2015 until 12:30 p.m. EDT (5:30 p.m. London Time) on Thursday, May 6, 2015.

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The replay dial-in numbers are as follows:

+1 347 366 9565 (USA)

+44(0)20 3427 0598 (United Kingdom)

+33(0)1 74 20 28 00 (France)

Replay passcode: 5972182

About GasLog Partners LP

GasLog Partners LP is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners LP’s fleet consists of five LNG carriers with an average carrying capacity of 151,000 cbm, each of which has a multi-year time charter. Visit the GasLog Partners LP website at http://www.gaslogmlp.com.

Forward Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Partnership’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects, and changes and trends in the Partnership’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Partnership’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	changing economic conditions and the differing pace of economic recovery in different regions of the world;
•	our future financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	requirements imposed by classification societies;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 17, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Partnership does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

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EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed combined and consolidated statements of financial position

As of December 31, 2014 and March 31, 2015

(All amounts expressed in U.S. Dollars)

	December 31, 2014	March 31, 2015
Assets
Non-current assets
Other non-current assets	2,063,026	2,086,401
Vessels	851,285,729	844,454,190
Total non-current assets	853,348,755	846,540,591
Current assets
Trade and other receivables	1,079,325	1,069,930
Inventories	1,089,997	1,063,169
Prepayments and other current assets	813,792	534,531
Short-term investments	17,700,000	4,000,000
Cash and cash equivalents	27,188,095	42,559,356
Total current assets	47,871,209	49,226,986
Total assets	901,219,964	895,767,577
Partners’ equity and liabilities
Partners’ equity
Common unitholders (14,322,358 units issued and outstanding)	324,967,226	328,362,771
Subordinated unitholders (9,822,358 units issued and outstanding)	77,087,950	75,829,006
General partner (492,750 units issued and outstanding)	6,085,438	6,129,042
Total partners’ equity	408,140,614	410,320,819
Current liabilities
Trade accounts payable	1,671,942	1,767,311
Amounts due to related parties	2,350,812	445,688
Other payables and accruals	15,927,374	15,372,410
Borrowings – current portion	20,999,800	20,997,008
Total current liabilities	40,949,928	38,582,417
Non-current liabilities
Borrowings – non-current portion	452,076,274	446,790,664
Other non-current liabilities	53,148	73,677
Total non-current liabilities	452,129,422	446,864,341
Total partners’ equity and liabilities	901,219,964	895,767,577
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Unaudited condensed combined and consolidated statements of profit or loss

For the three months ended March 31, 2014 and March 31, 2015

(All amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2014	March 31, 2015
Revenues	20,743,056	32,578,056
Vessel operating costs	(3,936,786)	(6,917,683)
Depreciation	(3,961,354)	(6,831,539)
General and administrative expenses	(592,743)	(1,991,018)
Profit from operations	12,252,173	16,837,816
Financial costs	(3,847,003)	(3,949,800)
Financial income	4,027	9,414
Loss on interest rate swaps	(618,315)	—
Total other expenses, net	(4,461,291)	(3,940,386)
Profit for the period	7,790,882	12,897,430
Less:
Profit attributable to GasLog’s operations	(7,790,882)	—
Profit attributable to Partnership’s operations	—	12,897,430
Partnership’s profit attributable to:
Common units	—	9,618,609
Subordinated units	—	3,020,872
General partner units	—	257,949
Earnings per unit for the period, basic and diluted:
Common unit	—	0.67
Subordinated unit	—	0.31
General partner unit	—	0.52
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Unaudited condensed combined and consolidated statements of cash flows

For the three months ended March 31, 2014 and March 31, 2015

(All amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2014	March 31, 2015
Cash flows from operating activities:
Profit for the period	7,790,882	12,897,430
Adjustments for:
Depreciation	3,961,354	6,831,539
Financial costs	3,847,003	3,949,800
Financial income	(4,027)	(9,414)
Unrealized gain on interest rate swaps held for trading	(124,218)	—
Recycled loss of cash flow hedges reclassified to profit or loss	191,651	—
	15,662,645	23,669,355
Movements in working capital	(9,404,739)	(1,690,119)
Cash provided by operations	6,257,906	21,979,236
Interest paid	(3,353,407)	(3,654,433)
Net cash provided by operating activities	2,904,499	18,324,803
Cash flows from investing activities:
Payments for vessels	(141,297)	(11,104)
Financial income received	5,935	13,201
Purchase of short-term investments	—	(4,000,000)
Maturity of short-term investments	1,500,000	17,700,000
Net cash provided by investing activities	1,364,638	13,702,097
Cash flows from financing activities:
Borrowings repayments	(6,047,181)	(5,625,000)
Payment of loan issuance costs	(29,385)	(226,648)
Payment of offering costs	—	(86,766)
Dividends paid	—	(10,717,225)
Net cash used in financing activities	(6,076,566)	(16,655,639)
(Decrease)/increase in cash and cash equivalents	(1,807,429)	15,371,261
Cash and cash equivalents, beginning of the period	14,403,785	27,188,095
Cash and cash equivalents, end of the period	12,596,356	42,559,356

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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before foreign exchange losses/gains. Adjusted Profit represents earnings before non-cash gain/loss on interest rate swaps that includes (if any) (a) unrealized gain/loss on interest rate swaps held for trading, (b) loss at inception, (c) recycled loss of cash flow hedges reclassified to profit or loss and (d) ineffective portion of cash flow hedges and foreign exchange gains/losses. EBITDA, Adjusted EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gains/losses on interest rate swaps, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange losses/gains; and in the case of Adjusted Profit, non-cash gain/loss on interest rate swaps and foreign exchange gains/losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. They are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently than we do, limiting its usefulness as a comparative measure.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in U.S. Dollars)

	Three months ended
	March 31, 2014	March 31, 2015
Profit for the period	7,790,882	12,897,430
Depreciation	3,961,354	6,831,539
Financial costs	3,847,003	3,949,800
Financial income	(4,027)	(9,414)
Loss on interest rate swaps	618,315	—
EBITDA	16,213,527	23,669,355
Foreign exchange losses/(gains)	64,725	(69,986)
Adjusted EBITDA	16,278,252	23,599,369

Reconciliation of Adjusted Profit to Profit

(Amounts expressed in U.S. Dollars)

	For the three months ended
	March 31, 2014	March 31, 2015
Profit for the period	7,790,882	12,897,430
Foreign exchange losses/(gains)	64,725	(69,986)
Non-cash loss on interest rate swaps	67,433	—
Adjusted Profit	7,923,040	12,827,444
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DISTRIBUTABLE CASH FLOW

Distributable cash flow with respect to any quarter means Adjusted EBITDA, as defined above, after considering cash interest expense for the period, including realized loss on interest rate swaps (if any) and excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

Reconciliation of Distributable Cash Flow to Profit:

(Amounts expressed in U.S. Dollars)

For the three months ended
March 31, 2015
Partnership’s profit for the period	12,897,430
Depreciation	6,831,539
Financial costs	3,949,800
Financial income	(9,414)
EBITDA	23,669,355
Foreign exchange gains	(69,986)
Adjusted EBITDA	23,599,369
Cash interest expense excluding amortization of loan fees	(3,573,094)
Drydocking capital reserve	(1,499,068)
Replacement capital reserve	(4,340,466)
Distributable cash flow	14,186,741
Other reserves*	(3,469,516)
Cash distribution declared	10,717,225

* Refers to reserves (other than the drydocking and replacement capital reserves) which have been established for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

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